Ladenburg Thalmann & Co. Inc.
640 Fifth Avenue, 4th Floor
New York, New York 10019

August 8, 2025

VIA EDGAR

Office of Life Sciences
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Salarius Pharmaceuticals, Inc.
Registration Statement on Form S-1 (Registration No. 333-284368)
Concurrence in Acceleration Request

Ladies and Gentlemen:

    Ladenburg Thalmann & Co. Inc. (“Ladenburg”), as representative of the underwriters for the referenced offering, hereby concurs in the request by Salarius Pharmaceuticals, Inc. that the effective date of the above-referenced registration statement be accelerated to 9:00 a.m. (Eastern Time), or as soon as practicable thereafter, on August 11, 2025, pursuant to Rule 461 under the Securities Act. Ladenburg affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

LADENBURG THALMANN & CO. INC.

By:	/s/ Nicholas Stergis
Name: Nicholas Stergis
Title: Managing Director